SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.     )

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203135

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #834203135	Page 2 of 15

1	NAME OF REPORTING PERSONS Technology Partners Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,692,627 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,692,627 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,627 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by Technology Partners VII (as defined in Item 2(a) below) as of December 31, 2018. TP Management VII (as defined in Item 2(a) below), the general partner of Technology Partners VII, may be deemed to have voting, investment and dispositive power with respect to these securities. James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell are members of TP Management VII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Each of TP Management VII, James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(2)

Based on 21,435,241 shares of Common Stock outstanding as of November 7, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP #834203135	Page 3 of 15

1	NAME OF REPORTING PERSONS Technology Partners Affiliates VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

CUSIP #834203135	Page 4 of 15

1	NAME OF REPORTING PERSONS TP Management VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,692,627 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,692,627 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,627 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (2)
12	TYPE OF REPORTING PERSON OO

(1)

All such are held of record by Technology Partners VII (as defined in Item 2(a) below) as of December 31, 2018. TP Management VII (as defined in Item 2(a) below), the general partner of Technology Partners VII, may be deemed to have voting, investment and dispositive power with respect to these securities. James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell members of TP Management VII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Each of TP Management VII, James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(2)

Based on 21,435,241 shares of Common Stock outstanding as of November 7, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP #834203135	Page 5 of 15

1	NAME OF REPORTING PERSONS James Glasheen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,166 (1)
	6	SHARED VOTING POWER 1,692,627 (2)
	7	SOLE DISPOSITIVE POWER 23,166 (1)
	8	SHARED DISPOSITIVE POWER 1,692,627 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,715,793 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.0% (3)
12	TYPE OF REPORTING PERSON IN

(1)	All such shares are held of record by James Glasheen as of December 31, 2018.
(2)

All such are held of record by Technology Partners VII (as defined in Item 2(a) below) as of December 31, 2018. TP Management VII (as defined in Item 2(a) below), the general partner of Technology Partners VII, may be deemed to have voting, investment and dispositive power with respect to these securities. James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell are members of TP Management VII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Each of TP Management VII, James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(3)

Based on 21,435,241 shares of Common Stock outstanding as of November 7, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP #834203135	Page 6 of 15

1	NAME OF REPORTING PERSONS Sheila Mutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,692,627 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,692,627 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,627 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)

All such are held of record by Technology Partners VII (as defined in Item 2(a) below) as of December 31, 2018. TP Management VII (as defined in Item 2(a) below), the general partner of Technology Partners VII, may be deemed to have voting, investment and dispositive power with respect to these securities. James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell are members of TP Management VII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Each of TP Management VII, James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(2)

Based on 21,435,241 shares of Common Stock outstanding as of November 7, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP #834203135	Page 7 of 15

1	NAME OF REPORTING PERSONS Roger Quy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,692,627 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,692,627 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,627 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)

All such are held of record by Technology Partners VII (as defined in Item 2(a) below) as of December 31, 2018. TP Management VII (as defined in Item 2(a) below), the general partner of Technology Partners VII, may be deemed to have voting, investment and dispositive power with respect to these securities. James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell are members of TP Management VII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Each of TP Management VII, James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(2)

Based on 21,435,241 shares of Common Stock outstanding as of November 7, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP #834203135	Page 8 of 15

1	NAME OF REPORTING PERSONS Ira Ehrenpreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,692,627 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,692,627 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,627 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)

All such are held of record by Technology Partners VII (as defined in Item 2(a) below) as of December 31, 2018. TP Management VII (as defined in Item 2(a) below), the general partner of Technology Partners VII, may be deemed to have voting, investment and dispositive power with respect to these securities. James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell are members of TP Management VII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Each of TP Management VII, James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(2)

Based on 21,435,241 shares of Common Stock outstanding as of November 7, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 14, 2018.

CUSIP #834203135	Page 9 of 15

1	NAME OF REPORTING PERSONS Ted Ardell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,692,627 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,692,627 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,627 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9% (2)
12	TYPE OF REPORTING PERSON IN

(1)

All such are held of record by Technology Partners VII (as defined in Item 2(a) below) as of December 31, 2018. TP Management VII (as defined in Item 2(a) below), the general partner of Technology Partners VII, may be deemed to have voting, investment and dispositive power with respect to these securities. James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell are members of TP Management VII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Each of TP Management VII, James Glasheen, Sheila Mutter, Roger Quy, Ira Ehrenpreis and Ted Ardell disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.

(2)

Based on 21,435,241 shares of Common Stock outstanding as of November 7, 2018, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 14, 2018.

SCHEDULE 13G

CUSIP #834203135	Page 10 of 15

ITEM 1(A).	NAME OF ISSUER

Soleno Therapeutics, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1235 Radio Road, Suite 100

Redwood City, California 94065

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: Technology Partners Fund VII, L.P. (“Technology Partners VII”), Technology Partners Affiliates VII, L.P. (“Technology Affiliates VII”), TP Management VII, LLC (“TP Management VII”), James Glasheen (“Glasheen”), Sheila Mutter (“Mutter”), Roger Quy (“Quy”), Ira Ehrenpreis (“Ehrenpreis”) and Ted Ardell (“Ardell”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Glasheen, Mutter, Quy, Ehrenpreis and Ardell are members of TP Management VII (the sole general partner of each of Technology Partners VII and Technology Affiliates VII).

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Technology Partners

100 Shoreline Highway, Suite 282-B

Mill Valley, California 94941

ITEM 2(C).	CITIZENSHIP

Technology Partners VII and Technology Affiliates VII are limited partnerships organized under the laws of the Republic of California. TP Management VII is a limited liability company organized under the laws of the Republic of California.

Glasheen, Mutter, Quy, Ehrenpreis and Ardell are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share

ITEM 2(E)	CUSIP NUMBER

834203135

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 21,435,241 shares of Common Stock outstanding as of November 7, 2018, as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as filed with the United States Securities and Exchange Commission on November 14, 2018.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2018:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of each Technology Partners VII, and the limited liability company agreement of TP Management VII, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #834203135	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019

TECHNOLOGY PARTNERS FUND VII, L.P.
By:	TP Management VII, LLC

By:	/s/ Sheila Mutter
Managing Member

TECHNOLOGY PARTNERS AFFILIATES VII, L.P.
By:	TP Management VII, LLC

By:	/s/ Sheila Mutter
Managing Member

TP MANAGEMENT VII, LLC

By:	/s/ Sheila Mutter
Managing Member

JAMES GLASHEEN

By:	/s/ James Glasheen
James Glasheen

SHEILA MUTTER

By:	/s/ Sheila Mutter
Sheila Mutter

ROGER QUY

By:	/s/ Roger Quy
Roger Quy

IRA EHRENPREIS

By:	/s/ Ira Ehrenpreis
Ira Ehrenpreis

TED ARDELL

By:	/s/ Ted Ardell
Ted Ardell

CUSIP #834203135	Page 14 of 15

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	—